CHARTWELL INVESTMENT PARTNERS

Proxy Voting Policy and Procedures

Purpose. Chartwell Investment Partners (“Chartwell”) has adopted this Proxy Voting Policy and Procedures (“Policy”) to seek to ensure that it exercises voting authority on behalf of Chartwell clients in a manner consistent with the best interests of each client and its agreement with the client.

Scope. This Policy applies where clients have delegated proxy voting authority and responsibility to Chartwell. The proxy voting guidelines are based on the current ISS Benchmark Policy Recommendations (US) and unified with the guidelines of Chartwell’s parent company (Raymond James Investment Management or “RJIM”) and its asset management subsidiaries. Chartwell does not accept or retain authority to vote proxies in accordance with individual client guidelines, with the exception of those clients who wish their proxies voted in accordance with the ISS Taft-Hartley Proxy Voting Guidelines (US) and who have instructed Chartwell to do so. Clients who wish to arrange to vote proxies in accordance with their own guidelines may elect to do so at any time by notifying Chartwell. Chartwell generally will follow this Policy if asked to make recommendations about proxy voting to clients who request that advice but have not delegated proxy voting responsibility to Chartwell.

Guiding Principles. Chartwell believes that voting proxies in the best interests of each client means making a judgment as to what voting decision is most likely to contribute to positive long-term performance of the companies the client is an investor in and casting votes accordingly. Chartwell recognizes the growing view among investors that proxies should be voted in a manner consistent with enhancing economic returns to shareholders, good corporate governance, and the alignment of corporate activities and practices with the broader objectives of society.

Chartwell’s guiding principles align with its parent company, RJIM. Proxy voting is centralized at the RJIM level using a set of unified guidelines that promote responsible corporate governance and address environmental, social and governance considerations. These factors enhance investment making decisions in order to have a more comprehensive understanding of the overall risk profile of the companies in which we invest while simultaneously contributing to positive environmental or social impact.

Use of Independent Proxy Voting Service. Chartwell has retained ISS, an independent proxy voting service, to assist in analyzing specific proxy votes with respect to securities held by Chartwell clients and to handle the mechanical aspects of casting votes. Historically, Chartwell has placed substantial reliance on ISS’ analyses and recommendations and generally gives instructions to ISS to vote proxies in accordance with ISS’ recommendations, unless Chartwell reaches a different conclusion than ISS about how a particular matter should be voted.

In addition, Chartwell generally votes proxies for its Taft-Hartley clients in accordance with the AFL-CIO Key Votes Survey, a list of proposals and meetings based on recommendations by the AFL-CIO Office of Investment. To the extent that any of the proxy voting positions stated in this Policy are inconsistent with a Key Vote Survey recommendation, Chartwell will generally vote proxies for Taft-Hartley clients in accordance with the Key Vote Survey recommendation.

Administration of Policies. RJIM has established the Stewardship Committee, chaired by the Head of Sustainable Investing and Corporate Responsibility, to oversee and manage the proxy voting process of its asset management subsidiaries. The Committee is composed of members from each investment team across all affiliated asset managers. The unified RJIM proxy voting guidelines are based on the ISS Benchmark Policy (US) but are customized to include Case-by-Case votes for all shareholder proposals as well as other proposals such as executive compensation, restructuring proposals and special meetings.

Conflicts of Interest. It is Chartwell’s policy not to exercise its authority to decide how to vote a proxy if there is a material conflict of interest between Chartwell’s interests and the interests of the client. To seek to identify any such material conflicts, a representative of the RJIM Stewardship Committee screens all proxies and presents any potential conflicts identified to the Committee for determination of whether the conflict exists and if so, whether it is material.

Conflicts of interest could result from a variety of circumstances, including, but not limited to, significant personal relationships between executive officers of an issuer and Chartwell personnel, a current or prospective investment adviser-client relationship between an issuer or a pension plan sponsored by an issuer and Chartwell, a significant ownership interest by Chartwell or its personnel in the issuer and various other business, personal or investment relationships. Generally, a current or prospective adviser-client relationship will not be considered material for these purposes if the net advisory revenues to Chartwell have not in the most recent fiscal year and are not expected in the current fiscal year to exceed ½ of 1 percent of Chartwell’s annual advisory revenue.

In the event the Committee determines that there is a material conflict of interest that may affect a particular proxy vote, Chartwell will not make the decision how to vote the proxy in accordance with this Policy unless the Policy specifies how votes shall be cast on that particular type of matter, i.e., “for” or “against” the proposal.

When Chartwell Does Not Vote Proxies. Chartwell may not vote proxies in certain circumstances, including, but not limited to, situations where (a) the proxy and other relevant materials are not received in sufficient time to allow analysis or an informed vote by the voting deadline; (b) Chartwell concludes that the cost of voting the proxy will exceed the expected potential benefit to the client; or (c) the securities have been loaned out pursuant to a client’s securities lending program and are unavailable to vote.

Adopted: April 11, 1997

Amended: May 9, 2024

Raymond James Investment Management
Proxy Voting Procedures

Raymond James Investment Management (“RJIM”) has established the Stewardship Committee (the “Committee”) chaired by Head of Sustainable Investing and Corporate Responsibility. The Committee is composed of members from each investment team across affiliated boutique asset management firms, RJIM Compliance and Carillon Family of Funds (“CFF”) Compliance. The Committee is the main body responsible for proxy voting discussions and voting decisions through investment team representatives.

Proxy voting is centralized at the RJIM level using a set of unified guidelines (Appendix A) that address environmental, social and governance considerations and comports with CFF board approved proxy voting guidelines.

All Case-By-Case (“REFER”) votes will go to the chair of Stewardship Committee or a designee, who will send the ballot item(s), along with available ISS research and vote deadlines, to the relevant investment team(s)’ representative(s) on the Stewardship Committee as well as to the appropriate compliance officers for review. Decisions for Case-By-Case votes will be determined by the individual investment teams. In the case of common holdings among portfolios in a single affiliate, discussion of proxy issues among investment teams may be appropriate. In most cases, different votes can be accommodated.

•	For Case-By-Case votes, the investment team(s) will provide the chair of the Stewardship Committee the vote decision and documented rationale. The chair of the Stewardship Committee, or its designee, is responsible for vote execution.

  o    Please note: If the investment team concurs with the ISS vote recommendation and rationale, a separate rationale from the investment team is not required.

•	Case-By-Case vote decisions will be documented and maintained by the chair of the Stewardship Committee.

•	Unified RJIM guidelines as well as any updates to the ISS Benchmark Policy (US) will be reviewed by the Stewardship Committee at least annually. For ERISA accounts, RJIM will monitor ISS’s Benchmark Policy to ensure it is consistent with ERISA, as applicable.
•	For international holdings, ISS country-specific benchmark guidelines will be used. These ballots will be voted by ISS, unless otherwise specified.
•	In certain situations, institutional clients may elect to use specific guidelines, e.g., Taft-Hartley guidelines, to vote their proxies.

•	As a fiduciary under ERISA, RJIM, in working with its affiliated boutique asset management firms, will carry out its duties prudently and solely in the interest of, and for the exclusive purpose of providing benefits to, participants and beneficiaries of ERISA plans.

o	RJIM, through its affiliated boutique asset management firms, intends to follow a prudent process to evaluate material facts that form the basis for a particular proxy vote and consider any costs involved with the determinate of whether to vote.

o	RJIM, through its affiliated boutique asset management firms, can override these Guidelines to either permit or preclude a vote on a matter based on a prudent determination that the matter is not expected to have a material effect on the value of the investment or the investment performance of the ERISA account’s investment portfolio.
o	Neither RJIM, nor its affiliated boutique asset management firms, will subordinate the retirement income or financial interests of ERISA plan participants and beneficiaries to any non-pecuniary objective or promote any unrelated non-pecuniary benefits or goals.
•	ERISA plans that invest into the Carillon Funds will be subject to the CFF board approved proxy voting guidelines.

APPENDIX A

Raymond James Investment Management Proxy Voting Guidelines

An important aspect of active portfolio management is exercising the right as shareholders to vote proxies in a manner consistent with the best interests and values of our investors. We have adopted a comprehensive set of proxy voting guidelines that promote responsible corporate governance practices and reflect a thoughtful approach to a wide array of environmental, social and governance issues.

Unified Guidelines

•	The unified Raymond James Investment Management (“RJIM”) proxy voting guidelines will be based on the current ISS Benchmark Policy (US) and will comport with CFF board-approved proxy voting guidelines. The ISS Benchmark Policy (US) will be customized to include the following:
o	All shareholder proposals will be voted Case-By-Case (“REFER”).
o	Advisory Vote on Executive Compensation (“Say on Pay”) will go to Case-By-Case (“REFER”) in the event ISS has an “AGAINST” recommendation.
o	Restructuring proposals, including M&A activity, bankruptcy, etc. will be voted Case-By-Case (“REFER”).
o	Special Meetings will be voted Case-By-Case (“REFER”).
o	Vote(s) for director(s) will go to Case-By-Case (“REFER”) in the event ISS recommends WITHHOLD votes.

•	For international holdings, ISS country-specific benchmark guidelines will be used.
•	In certain situations, institutional clients may elect to use specific guidelines, e.g., Taft-Hartley guidelines.

Shareholder Resolutions

Because of the potential depth and breadth of environmental, social and governance issues, such shareholder resolutions will be evaluated on a case-by-case basis as noted above. However, in keeping with our investment principles and voting in the best interest of our clients, we will generally support shareholder resolutions that are likely to enhance or protect shareholder value and also seek to improve transparency, support diversity, protect the environment, uphold human rights, and promote responsible business practices.